UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Pop Culture Group Co., Ltd

(Name of Issuer)

Class A ordinary shares, par value $0.001 per share

(Title of Class of Securities)

G71700 101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G71700 101	Page 2 of 8

1.	Names of Reporting Persons. JOYA ENTERPRISES LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,763,077*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,763,077*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,763,077*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 24.0%**
12.	Type of Reporting Person FI

*	Represents 5,763,077 class A ordinary shares issuable to Joya Enterprises Limited upon the conversion of 5,763,077 class B ordinary shares held by Joya Enterprises Limited as of December 31, 2021. The class B shares are convertible into class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis.

**	Percentage of class is calculated based on 18,286,923 class A ordinary shares outstanding as of December 31, 2021, which information was provided by the Issuer to the Reporting Persons on December 31, 2021. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 18,286,923 outstanding class A ordinary shares plus the 5,763,077 class B ordinary shares issuable to Joya Enterprises Limited upon the conversion of the class B ordinary shares described above.

CUSIP No. G71700 101	Page 3 of 8

1.	Names of Reporting Persons. Zhuoqin Huang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,763,077*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,763,077

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,763,077*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 24.0%**
12.	Type of Reporting Person IN

*	Represents 5,763,077 class A ordinary shares issuable to Mr. Zhuoqin Huang upon the conversion of 5,763,077 class B ordinary shares indirectly held by Mr. Zhuoqin Huang through Joya Enterprises Limited as of December 31, 2021. The class B shares are convertible into class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis.

**	Percentage of class is calculated based on 12,086,923 class A ordinary shares outstanding as of December 31, 2021, which information was provided by the Issuer to the Reporting Persons on December 31, 2021. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 18,286,923 outstanding class A ordinary shares plus the 5,763,077 class B ordinary shares issuable to Joya Enterprises Limited upon the conversion of the class B ordinary shares described above.

CUSIP No. G71700 101	Page 4 of 8

ITEM 1.

(a) Name of Issuer: Pop Culture Group Co., Ltd

(b) Address of Issuer’s Principal Executive Offices: Room 102, 23-1 Wanghai Road, Xiamen Software Park Phase 2, Siming District, Xiamen City, Fujian Province, the People’s Republic of China

ITEM 2.

2(a) Name of Person Filing:

Joya Enterprises Limited

Zhuoqin Huang

The shares reported herein are directly held by Joya Enterprises Limited. Mr. Zhuoqin Huang is the sole shareholder of Joya Enterprises Limited. Accordingly, Mr. Zhuoqin Huang may be deemed to indirectly beneficially own the securities of the Issuer held by Joya Enterprises Limited.

2(b) Address of Principal Business Office, or if None, Residence:

Address of Joya Enterprises Limited: Mandar House, 3rd floor, PO BOX 2196, Johnson's Ghut Tortola VG1110, British Virgin Islands.

Business address of Mr. Zhuoqin Huang: Room 102, 23-1 Wanghai Road, Xiamen Software Park Phase 2, Siming District, Xiamen City, Fujian Province, the People’s Republic of China

2(c) Citizenship:

Joya Enterprises Limited: British Virgin Islands.

Zhuoqin Huang: People’s Republic of China

2(d) Title of Class of Securities:

Class A ordinary shares, par value $0.001 per share

2(e) CUSIP Number:

G71700 101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G71700 101	Page 5 of 8

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G71700 101	Page 6 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022

By:	/s/ Zhuoqin Huang
Name:	Zhuoqin Huang

JOYA ENTERPRISES LIMITED

By:	/s/ Zhuoqin Huang
Name:	Zhuoqin Huang
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G71700 101	Page 7 of 8

EXHIBIT INDEX

Exhibit
A.	Joint Filing Agreement

CUSIP No. G71700 101	Page 8 of 8

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 4, 2022

By:	/s/ Zhuoqin Huang
Name:	Zhuoqin Huang

JOYA ENTERPRISES LIMITED

By:	/s/ Zhuoqin Huang
Name:	Zhuoqin Huang
Title:	Director